September 10,
2019

Joseph C. Gatto, Jr.
Chief Executive Officer
Callon Petroleum Company
2000 W. Sam Houston Parkway S., Suite 2000
Houston, TX 77042

       Re: Callon Petroleum Company
           Registration Statement on Form S-4
           Filed August 20, 2019
           File No. 333-233366

Dear Mr. Gatto:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

The Merger, page 67

1. Disclosure at page 67 states that as part of Callon's ongoing planning process, the Callon board met periodically "to consider and evaluate potential alterative strategic alternatives, including business combinations, acquisitions, dispositions, and joint ventures." You further state that the Callon board discussed a number of potential strategic alternatives, including potentially acquiring one or more exploration and production companies or assets or entering into a business combination, during the course of its evaluation of
       Callon's strategic direction. Additionally, you state that the board discussed whether
       Callon would benefit from the scale and attendant efficiencies that could come from a strategic combination with another shale-focused exploration and production company at various meetings and identified Carrizo as a potential strategic fit. Please discuss
 Joseph C. Gatto, Jr.
FirstName LastNameJoseph C. Gatto, Jr.
Callon Petroleum Company
Comapany 10, 2019
September NameCallon Petroleum Company
September 10, 2019 Page 2
Page 2
FirstName LastName
         whether any other specific potential strategic alternatives were considered and when the
         Callon board determined to pursue this, as opposed to any alternative, transaction.
Opinion of Callon's Financial Advisor
Public Trading Multiples, page 105

2. Please discuss in greater detail the criteria used to select the publicly traded companies used in the public trading multiples analysis. In addition, we note you disclose on page
         110 that J.P. Morgan conducted a selected transactions analysis, but we are unable to locate a description of such analysis in the registration statement. Please advise or revise.
3. Please disclose the unlevered free cash flow that Callon and Carrizo are expected to generate utilized in J.P. Morgan's and Lazard's net asset value analysis. Please also disclose the years for which unlevered free cash flows were projected for J.P. Morgan's analysis.
Opinion of Carrizo's Financial Advisors
Opinion of RBC Capital Markets, LLC, page 111

4. We note the disclosure that RBCCM reviewed and relied upon reserve information as of
         March 31, 2019 and tax attributes expected to result from the utilization of net operating loss carryforwards prepared by management of Carrizo and Callon in connection with its net asset value analysis. Please revise to disclose this information and any related assumptions or provide an analysis explaining why such disclosures are not material.
Comparison of Shareholder Rights, page 183

5. We note that your amended and restated bylaws filed as Exhibit 3.2 include a forum selection provision that designates the Court of Chancery of the State of Delaware as the
         exclusive forum for certain litigation, including any "derivative action." Please revise to discuss this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the
         Securities Act or Exchange Act, please state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities
         Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, please consider including appropriate risk factor disclosure describing any risks or impacts this provision may have on investors, including the risk that investors may be subject to increased costs to bring a claim and that the provision could discourage claims or limit investors' ability to bring a claim in a judicial forum they find favorable.
 Joseph C. Gatto, Jr.
Callon Petroleum Company
September 10, 2019
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen,
Legal Branch Chief, at (202) 551-3642 with any questions.



                                                           Sincerely,
FirstName LastNameJoseph C. Gatto, Jr.
                                                           Division of
Corporation Finance
Comapany NameCallon Petroleum Company
                                                           Office of Natural
Resources
September 10, 2019 Page 3
cc:       Sean Wheeler
FirstName LastName